CONSENT OF GARY D. BELIK

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Cardero Resource Corp. (the "Company") being filed with the United States Securities and Exchange Commission:

1.

The technical report dated March 29, 2004 titled "Geological Report on the La Zorra Property (Gachupines Project), State of Sonora, Mexico";

2.

The annual information form of the Company dated December 3, 2003, which includes reference to my name in connection with information relating to:

a.

The technical report dated December 11, 2002 titled "Geological Report on the Ludivina Property, State of Baja California, Mexico";

b.

The technical report dated April 2, 2003 titled "Trenching Report on the Ludivina Property, State of Baja California, Mexico";

c.

The technical report dated April 25, 2003 titled "Report on the La Encantada Property, State of Baja California, Mexico";

d.

The technical report dated April 30, 2003 titled "Geological Report on the Santa Marta, Santa Josefina and San Miguel Properties, State of Baja California, Mexico";

e.

The technical report dated May 5, 2003 titled "Geological Report on the San Fernando Property, State of Baja California, Mexico"; and

f.

The properties described in such reports;

3.

The Company's management's discussion and analysis for the quarter ended July 31, 2004, which includes reference to my name in connection with summaries of the mineralization on the Marcona property in Peru, the La Zorra property in the State of Sonora, Mexico, and the Providencia and Chingolo properties in the Province of Jujuy, Argentina;

4.

The Company's management's discussion and analysis for the quarter ended April 30, 2004, which includes reference to my name in connection with summaries of the mineralization on the Marcona property in Peru and the La Zorra property in the State of Sonora, Mexico;

5.

The material change report of the Company dated June 9, 2004 and the press release of the Company dated June 2, 2004, which include reference to my name in connection with drill results on the La Zorra property in the State of Sonora, Mexico; and

6.

The material change report of the Company dated February 2, 2004 and the press release of the Company dated January 22, 2004, which include reference to my name in connection with drill results on the Providencia and Chingolo properties in the Province of Jujuy, Argentina.

DATED  October 26, 2004

"Gary D. Belik" (signed)

Gary D. Belik

CONSENT OF GARY D. BELIK

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Cardero Resource Corp. (the "Company") being filed with the United States Securities and Exchange Commission:

1.

The technical report dated December 11, 2002 titled "Geological Report on the Ludivina Property, State of Baja California, Mexico" (the "Ludivina Report");

2.

The technical report dated April 2, 2003 titled "Trenching Report on the Ludivina Property, State of Baja California, Mexico" (the "Trenching Report");

3.

The technical report dated April 25, 2003 titled "Report on the La Encantada Property, State of Baja California, Mexico" (the "La Encantada Report");

4.

The technical report dated April 30, 2003 titled "Geological Report on the Santa Marta, Santa Josefina and San Miguel Properties, State of Baja California, Mexico" (the "MJM Report");

5.

The technical report dated May 5, 2003 titled "Geological Report on the San Fernando Property, State of Baja California, Mexico" (the "SF Report");

6.

The technical report dated March 29, 2004 titled "Geological Report on the La Zorra Property (Gachupines Project), State of Sonora, Mexico";

7.

The annual information form of the Company dated December 3, 2003, which includes reference to my name in connection with information relating to the La Encantada Report, MJM Report, SF Report, Ludivina Report and Trenching Report, and the properties described therein;

8.

The Company's management's discussion and analysis for the quarter ended April 30, 2004, which includes reference to my name in connection with summaries of the mineralization on the Marcona property in Peru and the La Zorra property in the State of Sonora, Mexico;

9.

The material change report of the Company dated June 9, 2004 and the press release of the Company dated June 2, 2004, which include reference to my name in connection with drill results on the La Zorra property in the State of Sonora, Mexico; and

10.

The material change report of the Company dated February 2, 2004 and the press release of the Company dated January 22, 2004, which include reference to my name in connection with drill results on the Providencia and Chingolo properties in the Province of Jujuy, Argentina.

DATED September 24, 2004

"Gary D. Belik" (signed)

Gary D. Belik